BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents			$	4,231,846
Due from brokers				16,518,381
Securities owned, at fair value				15,832,607
Other investments				335,853
Furniture, equipment and leasehold improvements	$	2,736,753		
Less: accumulated depreciation and amortization		(981,691)		1,755,062
Security deposits and other assets				912,262
TOTAL ASSETS			$	39,586,011

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	2,709,492
Mortgage payable		690,992
Securities sold, not yet purchased, at fair value		19,061,118
TOTAL LIABILITIES		22,461,602
Commitments and contingencies		
Members' capital		17,124,409
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	39,586,011

The accompanying notes are an integral part of these consolidated financial statements.